UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 4, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rayonier Advanced Materials, Inc.

File No. 1-36285 - CF#31677

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Rayonier Advanced Materials, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10 filed on March 31, 2014.

Based on representations by Rayonier Advanced Materials, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9	through	December 31, 2015
Exhibit 10.10	through	December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary